UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42407

Wing Yip Food Holdings Group Limited

No. 9, Guanxian North Rd

Huangpu Town, Zhongshan City

Guangdong, People’s Republic of China 528429

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Results of Extraordinary General Meeting

On August 6, 2026, at 10:00 a.m. at E-room Center, 22 Uisadang-daero, Yeongdeungpo-gu, Seoul, Korea, Wing Yip Food Holdings Group Limited (the “Company”) convened the 12th Extraordinary General Meeting of the Company (the “EGM”). The Company hereby reports the results of the EGM.

As of the record date of July 14, 2026, determined pursuant to Article 128 of the Articles of Association of the Company (the “Articles of Association”), the total number of issued shares was 12,582,732, of which 12,581,166 shares carried voting rights (excluding 1,566 treasury shares). Shareholders holding 5,740,816 shares were present at the EGM, constituting a quorum. The chairman declared the EGM duly convened and proceeded to the consideration of the following resolutions, each of which was duly approved.

The resolutions approved at the EGM and the voting results are summarized below.

Resolution No. 1 — Authorization to the Board of Directors to Issue New Shares, Bonds and Other Securities

The Company proposed that, pursuant to Article 8(b) of the Articles of Association and the circumstances specified therein (including the applicable allottees, where relevant), full authority to issue and allot new shares, bonds and other securities be delegated to the Board of Directors.

This resolution was duly approved by the following vote: 5,740,816 shares voted in favor (representing 45.63% of the total voting shares outstanding and 100.00% of the shares voted), 0 shares voted against and 0 shares abstained.

Resolution No. 2 — Approval of the Private Placement of New Shares

The shareholders approved the issuance of an aggregate of 23,000,000 new ordinary shares (the “New Shares”) by way of private placement to the following subscribers on the following terms:

Subscriber	Number of Shares	Amount (KRW)	Amount (HKD)
WANG TINGFENG	13,000,000	20,800,000,000	110,047,087.46
WONG SIO CHAN	5,000,000	8,000,000,000	42,325,802.87
ZHAO JIN HUA	5,000,000	8,000,000,000	42,325,802.87
Total	23,000,000	36,800,000,000	194,698,693.20

The New Shares will be issued at a price of KRW 1,600 per share for a total issue size of KRW 36,800,000,000 (HKD 194,698,693.20). Payment is due on August 6, 2026, with the New Shares expected to be issued on September 7, 2026, subject to the progress of Hong Kong registration and other regulatory filing procedures. The New Shares will be delivered through the Securities Agency Department of the Korea Securities Depository (KSD) and will be subject to a lock-up period of one (1) year.

The intended use of proceeds is as follows:

Purpose	Description	2026	2027	After 2027	Total
Working Capital	Procurement Costs	5,888 million KRW	5,888 million KRW	2,944 million KRW	14,720 million KRW
Working Capital	Marketing Expenses	5,888 million KRW	5,888 million KRW	2,944 million KRW	14,720 million KRW
Working Capital	Research & Development	2,944 million KRW	2,944 million KRW	1,472 million KRW	7,360 million KRW
Total		14,720 million KRW	14,720 million KRW	7,360 million KRW	36,800 million KRW

This resolution was duly approved by the following vote: 5,740,816 shares voted in favor (representing 45.63% of the total voting shares outstanding and 100.00% of the shares voted), 0 shares voted against and 0 shares abstained.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Wing Yip Food Holdings Group Limited

Date: August 6, 2026	By:	/s/ Xiantao Wang
	Name:	Xiantao Wang
	Title:	Director and Chairman of the Board

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